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                                               FILED BY KINROSS GOLD CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                         AND DEEMED FILED PURSUANT TO RULE 14d-2
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                    SUBJECT COMPANY: CROWN RESOURCES CORPORATION
                                           COMMISSION REGISTRATION NO. 333-11516
--------------------------------------------------------------------------------

                                                         December 30, 2004


            CROWN RESOURCES CORPORATION AND KINROSS GOLD CORPORATION
                          EXTEND ACQUISITION AGREEMENT
           KINROSS TO FUND US$1.0 MILLION PRIVATE PLACEMENT INTO CROWN

DENVER, COLORADO: Crown Resources Corporation (OTCBB-CRCE) ("Crown") announced that it has signed an Amendment with Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross") to extend the termination date of the previously announced (November 20, 2003) definitive acquisition agreement (the "Agreement") whereby Kinross will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometers by road from Kinross' Kettle River gold milling facility.

With this Amendment, the Agreement has been extended to May 31, 2005. The Agreement was due to expire on December 31, 2004, but additional time is necessary for Kinross to file with the Securities and Exchange Commission ("SEC") a definitive registration statement.

Kinross has also agreed to fund a US$1.0 million private placement into Crown. The private placement calls for Kinross to purchase 511,640 common shares of Crown for $1.9545 per share. Crown currently has approximately 40.0 million shares outstanding. This private placement by Kinross will not affect the exchange ratio of .2911 shares of Kinross common stock for each share of Crown that was set in the Agreement.

Christopher E. Herald, President and CEO of Crown, stated: "Although Kinross and Crown are disappointed with the length of time this transaction has taken, this extension agreement and private placement demonstrates both parties commitment to seeing this transaction close."

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE TRANSACTION:

This press release is not, and is not intended to be, a solicitation of proxies or an offer of securities. Investors and security holders of Kinross and Crown are urged to read the proxy statement/prospectus and other relevant materials, when they become available, as they will contain important information about Kinross, Crown and the proposed acquisition. Kinross has filed a registration statement with the SEC that contains a preliminary version of the proxy statement/prospectus and other relevant materials, all of which is subject to completion and change. This registration statement and any other documents filed by Kinross or Crown with the SEC, are available free of charge at the SEC's website at http://www.sec.gov. A copy of the final proxy statement/prospectus will be mailed to all shareholders of Crown as of the record date fixed

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for the Crown shareholders' meeting to approve the transaction and a free copy of the joint proxy statement/prospectus and other relevant materials may also be obtained from Kinross.


This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross and Crown, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Development of Buckhorn Mountain is subject to the successful completion and implementation of an economically viable mining plan, obtaining the necessary permits and approvals from various regulatory authorities, and compliance with operating parameters established by such authorities. Important factors that could cause actual results to differ materially from Kinross' and Crown's expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' and Crown's documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.


For further information from Crown, contact:

  CHRISTOPHER E. HERALD                 DEBBIE W. MINO
  President and                         Director -
  Chief Executive Officer               Investor Relations
  Tel. (303) 534-1030                   Tel. (800) 229-6827